June 21, 2011

Mr. David S. Irving
Mr. William Schroeder
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Bancorp, Inc. Form 10-K for fiscal year ended December 31, 2010 Filed February 25, 2011 File No. 0-16640

Messrs. Irving and Schroeder:

                    United Bancorp, Inc. (the "Company") acknowledges receipt of your letter dated June 20, 2011.

                    The Company, its auditors, and its legal counsel have begun reviewing your letter and formulating a response. The Company believes that it will be able to provide a satisfactory response to all of the staff's comments and questions.

                    The Company regrets, however, that it will not be able to provide a suitable response within the ten business-day period requested in your letter. The Company's response will be delayed due to constraints associated with the Company's second quarter-end financial reporting process (particularly with respect to quarter-end analysis of the Company's Allowance for Loan Losses) and the need to work with the Company's auditors and legal counsel before submitting a complete response to your letter.

                    The Company expects to submit its full response on or before July 29, 2011. If this time for response will not be acceptable or if there are any further communications on this review, please direct them to me. My telephone number is (517) 423-1755 and my fax number is (517) 423-5041.

Very truly yours,

/s/ Randal J. Rabe

Randal J. Rabe Executive Vice President and Chief Financial Officer